SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

STELLENT, INC.
(Name of subject company (Issuer))

     ORACLE CORPORATION
ORACLE SYSTEMS CORPORATION
STAR ACQUISITION CORP.
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	85856W105
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.
Senior Vice President, General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065 Telephone: (650) 506-7000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
William M. Kelly, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)

$450,988,857	$48,255

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $13.50 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
	Amount Previously Paid:	$48,255	Filing Party:	Oracle Corporation, Oracle Systems Corporation,
Star Acquisition Corp.
	Form of Registration No.:	Schedule TO	Date Filed:	November 13, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on November 13, 2006 (the “Schedule TO”) and relates to the offer by Star Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the “Shares”) of Stellent, Inc., a Minnesota corporation (the “Company”), for $13.50 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

   Item 12. Exhibits.

     Item 12 is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(ii) Presentation and Transcript of Stellent Customer/Partner Conference Call Replay dated November 9, 2006.

(a)(5)(iii) Stellent, Inc. Employee Stock Options Q&A dated November 20, 2006.”

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

STAR ACQUISITION CORP.

By:	/s/ Daniel Cooperman

Daniel Cooperman
President and Chief Executive Officer

ORACLE SYSTEMS CORPORATION

By:	/s/ Daniel Cooperman

Daniel Cooperman
Senior Vice President, General Counsel and Secretary

ORACLE CORPORATION

By:	/s/ Daniel Cooperman

Daniel Cooperman
Senior Vice President, General Counsel and Secretary

Dated: November 20, 2006

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(ii)	Presentation and Transcript of Stellent cutomer/partner converence call replay dated November 9, 2006.
(a)(5)(iii)	Stellent, Inc. Employee Stock Options Q & A dated November 20, 2006.